UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
LIBERTY GLOBAL, INC.
(Name of Subject Company (Issuer))
LIBERTY GLOBAL, INC.
(Name of Filing Person (Offeror/ Issuer))
SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
SERIES C COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
53055101 (SERIES A COMMON STOCK)
53055309 (SERIES C COMMON STOCK)
(CUSIP Number of Class of Securities)

Elizabeth M. Markowski
Senior Vice President and Secretary
Liberty Global, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(303) 220-6600
(Name, address, and telephone numbers of person authorized to
receive notices and communications on behalf of filing persons)	Copy to: Robert W. Murray Jr. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112-4498 (212) 408-2500
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$500,000,003.80	$53,500.00

*	Estimated for the purposes of calculating the filing fee only, this amount is based on the purchase of 10,000,000 shares of Series A common stock at the tender offer price of $25.00 per share and the purchase of 10,288,066 shares of Series C common stock at the tender offer price of $24.30 per share.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.
       Amount Previously Paid: N/A
       Form or Registration No.: N/A
       Filing Party: N/A

Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

      This Issuer Tender Offer Statement on Schedule TO is filed by Liberty Global, Inc., a Delaware corporation, in connection with its offer to purchase up to 10,000,000 shares of its Series A common stock, par value $0.01 per share, and up to 10,288,066 shares of its Series C common stock, par value $0.01 per share, or, in each case, such lesser number of shares as are properly tendered and not properly withdrawn, from its stockholders. The tender offer will be conducted upon the terms and subject to the conditions set forth in the offer to purchase dated May 18, 2006 and the related letter of transmittal (which together as they may be amended or supplemented from time to time constitute the tender offer). Liberty Global is inviting stockholders to tender shares of Series A common stock at a price per share of $25.00 and shares of Series C common stock at a price per share of $24.30, in each case net to the seller in cash, less any applicable withholding taxes, without interest, upon the terms and subject to the conditions of the tender offer.
      This Issuer Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.
      The information set forth in the section of the offer to purchase attached to this Schedule TO as Exhibit (a)(1)(i) (the “Offer to Purchase”) entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.
      (a) The name of the subject company is Liberty Global, Inc. Liberty Global’s principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112, and its telephone number at that address is (303) 220-6600.
      (b) The name and title of the subject classes of securities are Liberty Global’s Series A common stock, par value $0.01 per share, and its Series C common stock, par value $0.01 per share. The information set forth in the first sentence of the section of the Offer to Purchase entitled “The Tender Offer — 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.
      (c) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer — 7. Price Range of Shares” is incorporated by reference herein.

Item 3.	Identity and Background of Filing Person.
      (a) The filing person is the subject company. For information regarding the subject company, see Item 2(a) above. Pursuant to Instruction C to Schedule TO, the following persons comprise all the directors and executive officers of the subject company:

Name	Title

John C. Malone	Chairman of Board of Directors
Michael T. Fries	President, Chief Executive Officer and Director
John P. Cole, Jr.	Director
David E. Rapley	Director
Gene W. Schneider	Director
John W. Dick	Director
J.C. Sparkman	Director
J. David Wargo	Director
Paul A. Gould	Director
Larry E. Romrell	Director
Amy M. Blair	Senior Vice President, Global Human Resources

Name	Title

Charles H.R. Bracken	Senior Vice President and Co-Chief Financial Officer (Principal Financial Officer)
Miranda Curtis	President, Liberty Global Japan division
Bernard G. Dvorak	Senior Vice President and Co-Chief Financial Officer (Principal Accounting Officer)
Elizabeth M. Markowski	Secretary, Senior Vice President and General Counsel
W. Gene Musselman	President and Chief Operating Officer, UPC Broadband division
Shane O’Neill	Senior Vice President and Chief Strategy Officer
Mauricio Ramos	President, Liberty Global Latin America
Anthony G. Werner	Senior Vice President and Chief Technology Officer
Frederick G. Westerman III	Senior Vice President, Investor Relations and Corporate Communications
      The information set forth in the section of the Offer to Purchase entitled “The Tender Offer — 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.

Item 4.	Terms of the Transaction.
      (a) The information set forth in the Offer to Purchase is incorporated by reference herein.
      (b) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer — 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
      (e) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer — 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.

Item 6.	Purposes of the Transaction and Plans and Proposals.
      (a) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer — 2. Background and Purpose of the Offer” is incorporated by reference herein.
      (b) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer — 2. Background and Purpose of the Offer” is incorporated by reference herein.
      (c) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer — 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.

Item 7.	Source and Amount of Funds or Other Consideration.
      (a) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer — 8. Source and Amount of Funds” is incorporated by reference herein.
      (b) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer — 8. Source and Amount of Funds” is incorporated by reference herein.
      (c) Not applicable.

Item 8.	Interest in Securities of the Subject Company.
      (a) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer — 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.
      (b) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer — 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.

Item 9.	Persons/assets, retained, employed, compensated, or used.
      (a) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer — 15. Fees and Expenses” is incorporated by reference herein.

Item 10.	Financial Statements.
      (a) Not applicable.
      (b) Not applicable.

Item 11.	Additional Information.
      (a)(1) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer — 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.
      (a)(2) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer — 12. Certain Legal Matters; Regulatory and Foreign Approvals” is incorporated by reference herein.
      (a)(3) Not applicable.
      (a)(4) Not applicable.
      (a)(5) Not applicable.
      (b) The information set forth in the Offer to Purchase and the letter of transmittal attached to this Schedule TO as Exhibit (a)(1)(ii) are incorporated herein by reference.

Item 12.	Exhibits.

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase dated May 18, 2006.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(v)	Form W-8BEN and Instructions for Form W-8BEN.
(a)(1)(vi)	Letter to Participants in the Liberty Global 401(k) Savings and Stock Ownership Plan (shares of Series A common stock).*
(a)(1)(vii)	Letter to Participants in the Liberty Global 401(k) Savings and Stock Ownership Plan (shares of Series C common stock).*
(a)(1)(viii)	Letter to Participants in the Liberty Media Corporation 401(k) Savings and Stock Ownership Plan (shares of Series A common stock of Liberty Global).*
(a)(1)(ix)	Guide for Plan Participants in the Liberty Global 401(k) Savings Plan Puerto Rico regarding the Tender Offer of Liberty Global, Inc.

Exhibit
Number	Description

(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	(a) Letter from Information Agent to Brokers.
(b) Letter from Brokers to Clients.
(c) Press Release dated May 16, 2006 (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K, filed on May 16, 2006).
(d) Form of Summary Advertisement.
(b)	Not Applicable.
(d)(1)	Liberty Global, Inc. 2005 Incentive Plan (As Amended and Restated Effective March 8, 2006) (the “Incentive Plan”) (incorporated by reference to Exhibit 10.1 to Registrant’s Annual Report on Form 10-K, filed on March 14, 2006 (File No. 000-51360) (the “2005 Form 10-K”)).
(d)(2)	Form of the Non-Qualified Stock Option Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K, filed on August 19, 2005 (File No. 000-51360) (the “Incentive Plan 8-K”)).
(d)(3)	Form of Stock Appreciation Rights Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.2 to the Incentive Plan 8-K).
(d)(4)	Form of Restricted Shares Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.3 to the Incentive Plan 8-K).
(d)(5)	Non-Qualified Stock Option Agreement, dated as of June 7, 2004, between John C. Malone and the Registrant (as assignee of LMI) under the Incentive Plan (the “Malone Award Agreement”) (incorporated by reference to Exhibit 7(A) to Mr. Malone’s Schedule 13D/A (Amendment No. 1) with respect to LMI’s common stock, filed on July 14, 2004 (File No. 005-79904)).
(d)(6)	Form of Amendment to the Malone Award Agreement (incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report on Form 8-K, filed on December 27, 2005 (File No. 000-51360) (the “409A 8-K”)).
(d)(7)	Liberty Global, Inc. 2005 Nonemployee Director Incentive Plan (as Amended and Restated Effective March 8, 2006) (the “Director Plan”) (incorporated by reference to Exhibit 10.7 to the 2005 Form 10-K).
(d)(8)	Form of Non-Qualified Stock Option Agreement under the Director Plan (incorporated by reference to Exhibit 10.3 to the Merger 8-K).
(d)(9)	Liberty Global, Inc. Compensation Policy for Nonemployee Directors (as Amended and Restated Effective March 8, 2006) (incorporated by reference to Exhibit 10.9 to the 2005 Form 10-K).
(d)(10)	Liberty Media International, Inc. Transitional Stock Adjustment Plan (the “Transitional Plan”) (incorporated by reference to Exhibit 4.5 to LMI’s Registration Statement on Form S-8, filed on June 23, 2004 (File No. 333-116790)).
(d)(11)	Form of Non-Qualified Stock Option Exercise Price Amendment under the Transitional Plan (incorporated by reference to Exhibit 99.1 to the 409A 8-K).
(d)(12)	Form of Non-Qualified Stock Option Amendment under the Transitional Plan (incorporated by reference to Exhibit 99.2 to the 409A 8-K).
(d)(13)	UnitedGlobalCom, Inc. (“UGC”) Equity Incentive Plan (amended and restated effective October 17, 2003) (incorporated by reference to Exhibit 10.9 to UGC’s Annual Report on Form 10-K, filed on March 15, 2004 (File No. 000-49658) (the “UGC 2003 10-K”)).

Exhibit
Number	Description

(d)(14)	UnitedGlobalCom, Inc. 1993 Stock Option Plan (amended and restated effective January 22, 2004) (incorporated by reference to Exhibit 10.6 to the UGC 2003 10-K).
(d)(15)	Form of Amendment to Stock Appreciation Rights Agreement under the UnitedGlobalCom, Inc. 2003 Equity Incentive Plan (Amended and Restated October 17, 2003) (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K, filed on December 6, 2005 (File No. 000-51360)).
(d)(16)	Stock Option Plan for Non-Employee Directors of UGC, effective June 1, 1993, amended and restated as of January 22, 2004 (incorporated by reference to Exhibit 10.7 to the UGC 2003 10-K).
(d)(17)	Stock Option Plan for Non-Employee Directors of UGC, effective March 20, 1998, amended and restated as of January 22, 2004 (incorporated by reference to Exhibit 10.8 to the UGC 2003 10-K).
(d)(18)	UIH Latin America, Inc. Stock Option Plan, effective June 6, 1999 (as amended December 6, 2000) (incorporated by reference to Exhibit 10.89 to UGC’s Amendment No. 10 to its Registration Statement on Form S-1 filed on December 11, 2003 (File No. 333-82776)).
(d)(19)	Indenture dated as of April 6, 2004, by and between UnitedGlobalCom, Inc. and The Bank of New York (incorporated by reference to Exhibit 4.1 to UGC’s Current Report on Form 8-K, filed on April 7, 2004 (File No. 000-49658).
(d)(20)	Amended and Restated Stockholders’ Agreement, dated as of May 21, 2004, among the Registrant, Liberty Media International Holdings, LLC, Robert R. Bennett, Miranda Curtis, Graham Hollis, Yasushige Nishimura, Liberty Jupiter, Inc., and, solely for purposes of Section 9 thereof, Liberty Media Corporation (incorporated by reference to Exhibit 10.23 to Amendment No. 1 to Liberty Media International, Inc.’s Registration Statement on Form 10, filed on May 25, 2004 (File No. 000-50671)).
(g)	Not Applicable.
(h)	Not Applicable.

*	To be filed by amendment.

Item 13.	Information Required By Schedule 13e-3.
      Not applicable.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY GLOBAL, INC.

By:	/s/ Elizabeth M. Markowski

Name: Elizabeth M. Markowski
Title:Senior Vice President, General Counsel
and Secretary
Date: May 18, 2006

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase dated May 18, 2006.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(v)	Form W-8BEN and Instructions for Form W-8BEN.
(a)(1)(vi)	Letter to Participants in the Liberty Global 401(k) Savings and Stock Ownership Plan (shares of Series A common stock).*
(a)(1)(vii)	Letter to Participants in the Liberty Global 401(k) Savings and Stock Ownership Plan (shares of Series C common stock).*
(a)(1)(viii)	Letter to Participants in the Liberty Media Corporation 401(k) Savings and Stock Ownership Plan (shares of Series A common stock of Liberty Global).*
(a)(1)(ix)	Guide for Plan Participants in the Liberty Global 401(k) Savings Plan Puerto Rico regarding the Tender Offer of Liberty Global, Inc.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	(a) Letter from Information Agent to Brokers.
(b) Letter from Brokers to Clients.
(c) Press Release dated May 16, 2006 (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K, filed on May 16, 2006).
(d) Form of Summary Advertisement.
(b)	Not Applicable.
(d)(1)	Liberty Global, Inc. 2005 Incentive Plan (As Amended and Restated Effective March 8, 2006) (the “Incentive Plan”) (incorporated by reference to Exhibit 10.1 to Registrant’s Annual Report on Form 10-K, filed on March 14, 2006 (File No. 000-51360) (the “2005 Form 10-K”)).
(d)(2)	Form of the Non-Qualified Stock Option Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K, filed on August 19, 2005 (File No. 000-51360) (the “Incentive Plan 8-K”)).
(d)(3)	Form of Stock Appreciation Rights Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.2 to the Incentive Plan 8-K).
(d)(4)	Form of Restricted Shares Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.3 to the Incentive Plan 8-K).
(d)(5)	Non-Qualified Stock Option Agreement, dated as of June 7, 2004, between John C. Malone and the Registrant (as assignee of LMI) under the Incentive Plan (the “Malone Award Agreement”) (incorporated by reference to Exhibit 7(A) to Mr. Malone’s Schedule 13D/A (Amendment No. 1) with respect to LMI’s common stock, filed on July 14, 2004 (File No. 005-79904)).
(d)(6)	Form of Amendment to the Malone Award Agreement (incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report on Form 8-K, filed on December 27, 2005 (File No. 000-51360) (the “409A 8-K”)).
(d)(7)	Liberty Global, Inc. 2005 Nonemployee Director Incentive Plan (as Amended and Restated Effective March 8, 2006) (the “Director Plan”) (incorporated by reference to Exhibit 10.7 to the 2005 Form 10-K).

Exhibit
Number	Description

(d)(8)	Form of Non-Qualified Stock Option Agreement under the Director Plan (incorporated by reference to Exhibit 10.3 to the Merger 8-K).
(d)(9)	Liberty Global, Inc. Compensation Policy for Nonemployee Directors (as Amended and Restated Effective March 8, 2006) (incorporated by reference to Exhibit 10.9 to the 2005 Form 10-K).
(d)(10)	Liberty Media International, Inc. Transitional Stock Adjustment Plan (the “Transitional Plan”) (incorporated by reference to Exhibit 4.5 to LMI’s Registration Statement on Form S-8, filed on June 23, 2004 (File No. 333-116790)).
(d)(11)	Form of Non-Qualified Stock Option Exercise Price Amendment under the Transitional Plan (incorporated by reference to Exhibit 99.1 to the 409A 8-K).
(d)(12)	Form of Non-Qualified Stock Option Amendment under the Transitional Plan (incorporated by reference to Exhibit 99.2 to the 409A 8-K).
(d)(13)	UnitedGlobalCom, Inc. (“UGC”) Equity Incentive Plan (amended and restated effective October 17, 2003) (incorporated by reference to Exhibit 10.9 to UGC’s Annual Report on Form 10-K, filed on March 15, 2004 (File No. 000-49658) (the “UGC 2003 10-K”)).
(d)(14)	UnitedGlobalCom, Inc. 1993 Stock Option Plan (amended and restated effective January 22, 2004) (incorporated by reference to Exhibit 10.6 to the UGC 2003 10-K).
(d)(15)	Form of Amendment to Stock Appreciation Rights Agreement under the UnitedGlobalCom, Inc. 2003 Equity Incentive Plan (Amended and Restated October 17, 2003) (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K, filed on December 6, 2005 (File No. 000-51360)).
(d)(16)	Stock Option Plan for Non-Employee Directors of UGC, effective June 1, 1993, amended and restated as of January 22, 2004 (incorporated by reference to Exhibit 10.7 to the UGC 2003 10-K).
(d)(17)	Stock Option Plan for Non-Employee Directors of UGC, effective March 20, 1998, amended and restated as of January 22, 2004 (incorporated by reference to Exhibit 10.8 to the UGC 2003 10-K).
(d)(18)	UIH Latin America, Inc. Stock Option Plan, effective June 6, 1999 (as amended December 6, 2000) (incorporated by reference to Exhibit 10.89 to UGC’s Amendment No. 10 to its Registration Statement on Form S-1 filed on December 11, 2003 (File No. 333-82776)).
(d)(19)	Indenture dated as of April 6, 2004, by and between UnitedGlobalCom, Inc. and The Bank of New York (incorporated by reference to Exhibit 4.1 to UGC’s Current Report on Form 8-K, filed on April 7, 2004 (File No. 000-49658).
(d)(20)	Amended and Restated Stockholders’ Agreement, dated as of May 21, 2004, among the Registrant, Liberty Media International Holdings, LLC, Robert R. Bennett, Miranda Curtis, Graham Hollis, Yasushige Nishimura, Liberty Jupiter, Inc., and, solely for purposes of Section 9 thereof, Liberty Media Corporation (incorporated by reference to Exhibit 10.23 to Amendment No. 1 to Liberty Media International, Inc.’s Registration Statement on Form 10, filed on May 25, 2004 (File No. 000-50671)).
(g)	Not Applicable.
(h)	Not Applicable.

*	To be filed by amendment.